Kidoz Inc. Suite 220, 1685 West 4th Avenue, Vancouver, BC V6J 1L8, Canada Ph: (888) 374 2163 Fax: +1 (604) 694 0301

Aamira Chaudhry

Division of Corporation Finance Office of Trade & Services

United States Securities and Exchange Commission.

Washington, DC

20549

United States of America

December 22, 2023

Dear Sirs

Re Kidoz Inc. Form 20-F for Fiscal Year Ended December 31, 2022

File No. 333-120120-01

In response to your letter dated December 18, 2023, effective January 1, 2023, Kidoz Inc. (the “Company”) continued out of the jurisdiction of the Anguillan Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”). This change was reported via Form 8-K on January 4, 2023.

Since the Company is now a Canadian based company, the Company is required to file under Canadian Securities regulations in accordance with Canadian Form 51-102F1. The Company is deemed to be a foreign private issuer in relation to United States Securities and Exchange Commission regulations. The test for a foreign private issuer are as follows:

a) a foreign company is not considered a foreign private issuer if more than 50 percent of its outstanding voting securities are held directly or indirectly (through voting trust certificates or depository receipts) by US residents.

Less than 50% of the Company’s outstanding voting securities are held by United States residents.

b) a majority of the company’s executive officers or directors are US citizens or residents;

The Company does not have any executive officers or directors who are US Citizens or residents.

c) more than 50% of the company’s assets are located in the US; or

The Company does not have any offices or assets located in the United States.

d) the company’s business is administered principally in the US.

The Company does not have any offices or administration in the United States.

Therefore, the Company meets the requirements to be deemed a foreign private issuer.

Pursuant to the Securities Exchange Act of 1934 (the Exchange Act), a foreign private issuer is required to file annual reports with the Securities and Exchange Commission on Form 20-F and furnish other reports on a Form 6-K.

Effective January 1, 2023, and going forward the Company will file its annual reports with the Securities and Exchange Commission on Form 20-F and furnish other reports on a Form 6-K. This was reported on Form 6-K on February 21, 2023.

Please do not hesitate to contact us if you have any further questions.

Yours Sincerely

/s/ H. W. Bromley
Henry Bromley
CFO
Kidoz Inc.